

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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NOV 2 4 2015

SEC FILE NUMBER
8- 51785

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2014 AND ENDING September 30, 2015

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: nabSecurities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor

FIRM I.D. NO.

(No. and Street)

New York, New York 10167

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS DeMaio, President   (212) 916-9520

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square, New York, New York 10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Thomas DeMaio_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_nabSecurities, LLC_____, as

of _September 30_____, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

The foregoing document was acknowledged before me this 20 day of NOVEMBER 2015

_____
Notary Public

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
   (c) Statement of Income.
   (d) Statement of Changes in Financial Condition.
   (e) Statement of Changes in Member's Equity.
   (f) Statement of Changes in Subordinated Borrowings.
   (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Statement Regarding Rule 15c3-3.
   (j) Exemption Report under rule 15c3-3.
   (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (m) An Oath of Affirmation.
   (n) A copy of the SIPC Supplemental Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

nabSecurities, LLC
Year Ended September 30, 2015
with Report of Independent Registered Public Accounting Firm

nabSecurities, LLC

Statement of Financial Condition

Year Ended September 30, 2015

Contents



Ernst & Young LLP   Tel: +1 212 773 3000
5 Times Square   Fax: +1 212 773 6350
New York, NY 10036-6530   ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
nabSecurities, LLC

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the Company) as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of nabSecurities, LLC at September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 20, 2015

1

nabSecurities, LLC

Statement of Financial Condition

September 30, 2015

Assets	
Cash and cash equivalents	$ 2,067,705
Due from clearing broker	260,275
Due from affiliates	2,299,824
Accounts receivable	1,866,224
Securities owned, at fair value	85,440,632
Total assets	$ 91,934,660
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,166,942
Due to affiliates – money market line	19,000,000
Due to affiliates – other	4,936,060
Subordinated borrowings	40,000,000
Member's equity:	
Member's contribution	7,375,000
Retained earnings	19,456,658
Total member's equity	26,831,658
Total liabilities and member's equity	$ 91,934,660

See accompanying notes to statement of financial condition.

nabSecurities, LLC

Notes to Statement of Financial Condition

September 30, 2015

1. Organization

nabSecurities, LLC (the "Company") is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage and advisory related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow, and sourcing private equity transactions and soliciting investment mandates from the U.S. for the Parent's wealth management activities.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters. Certain metrics used to value the investment portfolio need to be calculated and can contain elements of judgment.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker. The Company deposits cash and cash equivalents with two financial institutions. At September 30, 2015, cash equivalents includes $260,275 as Due from clearing broker in the statement of financial condition.

Securities Owned

Securities owned are stated at fair value.

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

Securities owned are carried at fair value on a recurring basis under various accounting literature, principally applicable industry guidance, such as ASC 940, Financial Services – Brokers and Dealers ("ASC 940"), ASC 815, Derivatives and Hedging ("ASC 815") and ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosure requirements associated with the use of fair value requirements.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under fair value measurement hierarchy which is broken down into three broad levels based on the reliability of inputs as follows:

2. Significant Accounting Policies (continued)

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company is a single member limited liability company. It is classified as a disregarded entity for federal income tax purposes. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of its Parent. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis rather than a member of the parent company's consolidated income tax return group. The Company settles such liability with the Parent pursuant to a tax sharing policy. To the extent the Company generates tax benefits from losses, it will be reimbursed by the Parent pursuant to a tax sharing policy at such time as the Parent would have been able to utilize such losses. Differences between the Company's separate company income tax provision/benefit and cash flows with the Parent attributable to income taxes pursuant to the provisions of the tax sharing policy described above would be recognized as capital contributions from or dividends to the Parent.

The Company's income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes accrued interest and penalties within the related tax liability line, which for the Company is a component of "Due to affiliates - other", in the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In August 2014, the FASB issued Accounting Standard Update No 2014-15, *Presentation of Financial Statements – Going Concern (subtopic 240-40)*. This update provides guidance on the disclosure of uncertainties about an entity's ability to continue as a going concern. For the Company, the provisions of Subtopic 225-20 are effective for the fiscal year ended September 30, 2016. Management does not expect the provisions of this update to have a material impact on these financial statements in the future.

3. Fair Value of Financial Instruments

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant in its measurement.

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 2 inputs include bonds, RMBS, and ABS.

  o Bonds are valued utilizing market observable prices for recently executed transactions of the same security.

  o RMBS are valued using trade margin data obtained from observed transactions or independent external parties such as vendors or brokers. The fair value determination may require benchmarking to similar instruments and/or analysis of expected credit losses, default and recovery rates, and weighted average life. The Company considers security collateral-specific attributes, including payment priority, credit enhancement level, collateral type, delinquency rates and loss severity, when evaluating the fair value of each security. Market standard models may be utilized to model the specific collateral and cash flows of each security. Key inputs to these models are market spreads, forecasted credit losses, default rates, and prepayment speeds which are market observable. The Company uses position specific external price data, when available, to verify its valuations.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value of Financial Instruments (continued)

- o ABS are valued using market observable prices or market price quotations from independent external parties such as vendors or brokers which are based on market observable inputs.

The following table presents the fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2015:

	Level 1	Level 2	Level 3	Total
Bonds	–	58,246,140	–	58,246,140
RMBS	–	2,935,571	–	2,935,571
ABS	–	24,258,921	–	24,258,921
Balance - September 30, 2015	$ -	$ 85,440,632	$ –	$ 85,440,632

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature or generally negligible credit risk. These instruments include cash and cash equivalents, due from clearing broker, due from affiliate, due to affiliate, accounts payable and subordinated borrowings. Cash and cash equivalents and due from clearing broker are considered Level 1 financial assets while all other financial instruments mentioned above are considered Level 2.

Notes to Statement of Financial Condition (continued)

4. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent for working capital purposes since August 31, 2012. The amount of the loan is $40,000,000 and the maturity date is August 30, 2017. Interest accrues at US Dollar LIBOR plus 0.43% and the facility has a fee of 0.93% per annum. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2015, $25,985 and $32,033 of accrued interest and fees, respectively, were recorded.

On September 5, 2013, the Company entered into a revolving subordinated credit agreement with the Parent for additional working capital purposes when needed. The amount of the credit line is $25,000,000 and the maturity date was amended on August 12, 2015, extended to mature on September 11, 2017. Interest accrues at US Dollar LIBOR plus 0.47% for advances of 30 days or less and US Dollar LIBOR plus 0.38% for advances of 31 days or greater. In addition, the facility has a fee of 0.93% per annum and an unused commitment fee of 0.25% per annum.

This agreement has been approved by FINRA as a satisfactory subordination agreement. As of September 30, 2015, there were no outstanding advances on this revolving credit line and $17,208 of accrued fees was recorded. These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

5. Related Party Transactions

The Company's tax liabilities and expenses are settled through the New York Branch of the Parent.

Due from affiliates of $2,299,824 as of September 30, 2015 represents a receivable of $109,100 for deferred tax due from the New York Branch of the Parent; $649,414 recharge of direct costs due from the Parent; and $1,541,310 for net commissions received on behalf of the Company by the New York Branch of the Parent. Due to affiliates of $23,936,060 as of September 30, 2015, represents a payable of $86,281 for interest and fees due to the Parent, $2,241,616 for taxes due to the New York Branch of the Parent, $2,608,163 for operating expenses paid on behalf of the Company by the New York Branch of the Parent, and $19,000,000 represents a draw down on a money market line of credit with the London Branch of the Parent. $40,000,000 of a subordinated loan facility was drawn and $25,000,000 of a revolving subordinated loan facility was undrawn at September 30, 2015. *See Note 4, Subordinated Borrowings.*

6. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the Parent that settles its income tax liabilities with respective taxing authorities.

Deferred tax assets of $109,100 (which will be settled with the Parent and included in "Due from affiliates - other" in the statement of financial condition) at September 30, 2015 consist of the tax effected unrealized losses on securities not currently deductible for tax purposes. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2015, as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax asset under its current methodology.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

As of September 30, 2015, the Company did not have any liabilities or penalties related to uncertain tax positions. The Company does not expect its unrecognized tax benefit balance to change significantly within the next twelve months.

7. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications is estimated to be nil.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

7. Commitments and Contingencies (continued)

The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed a $260,275 deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Company is involved in litigation arising in the normal course of business as a defendant in lawsuits along with other brokers in various underwritings. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial condition.

8. Risks

Concentration of Credit Risk

As a registered broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The company does not anticipate non-performance by customers or counterparties in the situation described.

Off-Balance Sheet Risk

As of September 30, 2015, the Company does not own financial instruments with off-balance sheet risk such as securities sold but not yet owned or derivative financial instruments.

nabSecurities, LLC

Notes to Statement of Financial Condition (continued)

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $250,000, whichever is greater. As of September 30, 2015, the Company had net capital of $58,179,424 which exceeded the regulatory requirement by $56,608,644.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2015, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 20, 2015, which is the date the financial statements were available to be issued.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) nabSecurities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended September 30, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 20, 2015

nabSecurities, LLC

Exemption Report

nabSecurities, LLC, (the Company) is claiming an exemption from the provisions of the Securities and Exchange Commission's Broker-Dealer Customer Protection Rule under 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "identified exemption provisions"). This exemption report was prepared as required by 17 C.F.R § 240.17a-5 (d) (1) and (4).

We are responsible for complying with the identified exemption provisions.

We make the following statements to the best of our knowledge and belief:

(1) We identified the following provisions in paragraph (k) of 17 C.F.R. § 15c3-3 under which the Company claimed an exemption: Paragraph (k)(2)(ii) and

(2) We met the identified exemption provisions for the period from October 1, 2014 through September 30, 2015 without exception.

Name: Thomas DeMaio
Title: President

20th November 2015

The foregoing document was acknowledged before me this 20 day of NOVEMBER 2015

Notary Public



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of nabSecurities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of nabSecurities, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating nabSecurities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended September 30, 2015. nabSecurities LLC's management is responsible for nabSecurities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. We obtained a copy of the checks for payments made to SIPC as evidence of payment of the 2015 general assessment reconciliation.

   No exceptions noted.

2. Compared the amounts reported on Form X-17A-5 for the fiscal year ended September 30, 2015 with the amounts reported in Form SIPC-7 for the year ended September 30, 2015.

   We noted a difference in total revenues of $3. No other exceptions noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided by the Company.

   No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions noted.

A member firm of Ernst & Young Global Limited



Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended September 30, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

November 20, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **9/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 051785   FINRA   SEP
> **NABSECURITIES LLC**
> ATTN: RICH WARD
> 245 PARK AVE 28TH FL
> NEW YORK NY 10167-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosemary Burns 212-425-7790

2. A. General Assessment (item 2e from page 2) $ _40,893.33_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_19,925.42_)

     APRIL 29, 2015
     Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _20,967.91_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _20,967.91_

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _20,967.91_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete

NABSECURITIES LLC
Name of Corporation, Partnership or other organization

[signature]
Authorized Signature

Dated the _29_ day of _Oct_ , 20 _15_

PRESIDENT
Title

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2014**
and ending **9/30/2015**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _17,131,871_

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.   _280,583_

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.   _16,527_

      Total additions   _297,110_

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ _1,061,650_

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

      Enter the greater of line (i) or (ii)   _1,061,650_

      Total deductions   _1,061,650_

2d. SIPC Net Operating Revenues $ _16,357,331_

2e. General Assessment @ .0025 $ _40,893.33_

      (to page 1, line 2.A.)